Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, TX 75039-2298

                                                                                                        February 27, 2013

                                                                                                        Exxon Mobil Corporation

                                                                                                        2012 Annual Report on Form 10-K

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.   20549

Attention:  EDGAR Document Control

Dear Sirs:

Transmitted with this cover note is Exxon Mobil Corporation's 2012 Annual Report on Form 10-K.

The financial statements contained in ExxonMobil's 2012 Annual Report on Form 10-K do not reflect any material changes from the preceding year resulting from changes in any accounting principles or practices, or in the method of applying such principles or practices.  The Corporation did not adopt authoritative guidance in 2012 that had a material impact on the Corporation’s financial statements.

                                                                                                        Sincerely,

                                                                                                        /s/ LEONARD M. FOX

                                                                                                        Leonard M. Fox

                                                                                                        Assistant Controller

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